FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 14, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibit:

Press Release dated October 14, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

President & COO

Date:  October 14, 2004

NEWS RELEASE

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST ENCOURAGED BY GOVERNMENT’S AMENDMENT TO NATURAL GAS ROYALTY REGULATIONS

Discussions with the government continue for wells impacted by the gas/ bitumen shut-in

Calgary, AB – October 14, 2004 - Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) advises that the Government of Alberta has enacted amendments to the Natural Gas Royalty Regulation, 2002 (the “Regulations”) with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta.  The amended Regulations provide a mechanism whereby the Alberta Minister of Energy (the “Minister”) at his own discretion can prescribe additional royalty calculation components that would result in a reduction in the royalty calculated through the Crown royalty system for operators of gas wells with respect to completed wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  PET is encouraged by the government’s amendment of the Regulations.

If the Minister exercises his discretion to issue a Ministerial Order prescribing the additional royalty calculation components, thereby implementing the technical change to the royalty calculation, Alberta Crown royalty invoices for affected operators would be adjusted to include a reduction of Alberta Gas Crown Royalties equivalent to a portion of individual operator’s lost cash flow from the shut-in gas production.  The Minister has not yet announced if or when he intends to exercise his discretion with respect to prescribing the additional royalty calculation components for the purposes of the amended Regulations.  PET can provide no assurance as to certainty, timing or effect of such application.

“I am very encouraged by this amendment.” said Sue Riddell Rose, President and Chief Operating Officer of the Trust. “A consortium of gas producers affected by recent AUEB gas/bitumen decisions is engaged in ongoing consultation with the Department of Energy in an effort to seek a financial solution for the production shut-in by the AEUB.  The Minister now has both the authority and a mechanism to implement a financial solution through the Alberta Crown royalty system.”

The formula for calculation of the royalty reduction provided in the Regulations is:

0.5 * ((deemed production volume * 0.80) * (Alberta Gas Reference Price - $0.4293/GJ))

According to the formula and based on the approximately 17.2 MMcf/d of PET shut-in production with respect to the gas/ bitumen issue and current gas prices, adjustments to PET’s Crown royalties otherwise payable could be approximately $1.2 to $1.4 million per month or $0.02 per Trust Unit per month should the amended Regulations be triggered by a Ministerial Order.  It is anticipated that this would be retroactive to the date of shut-in and replace the interim financial assistance of $0.60 per Mcf of foregone production currently in place through the royalty system.  At such time as a Ministerial Order is issued, PET will factor any royalty adjustments into the determination of future monthly distributions to Unitholders.

On recommencement of production from zones previously ordered to be shut-in, gas producers will pay an incremental royalty to the Crown along with Alberta Gas Crown Royalties otherwise payable based on the number of years that gas production was shut-in.  The incremental rate of royalty will be established at 1% after the first year of shut-in increasing at 1% per annum based on the period of time such zones remained shut-in to a maximum of 10%.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

The text of the Order in Council enacting the amended Natural Gas Royalty Regulations can be viewed at www.gov.ab.ca/home/Orders_in_Council/2004/1004/2004_476.html.  For additional information with respect to the gas/bitumen issue, visit www.paramountenergy.com/investor_relations/AEUB_Gas_Bitumen.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Communications and Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.